NEVSUN RESOURCES LTD.

Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2017 and 2016
(Expressed in thousands of United States dollars)

Unaudited – Prepared by Management

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Balance Sheets Unaudited (Expressed in thousands of United States dollars)

	Note	September 30, 2017	December 31, 2016

Assets

Current assets
Cash and cash equivalents	3, 9	$151,232	$199,256
Accounts receivable and prepaids		24,149	14,986
Inventories	4	76,894	75,462
Due from non-controlling interest		-	5,000
		252,275	294,704

Non-current assets
Account receivable		-	388
Inventories	4	-	48,764
Mineral properties, plant and equipment	5	959,385	965,306
		959,385	1,014,458
Total assets		$1,211,660	$1,309,162

Liabilities and equity

Current liabilities
Accounts payable and accrued liabilities		$68,627	$64,730
Dividends payable		3,021	12,053
Income taxes payable		-	10,090
Provision for Lower Zone commitment		1,518	6,718
		73,166	93,591

Non-current liabilities
Deferred income taxes		58,193	63,988
Provision for mine closure and reclamation		41,525	40,676
		99,718	104,664
Total liabilities		172,884	198,255

Equity
Share capital	6	702,555	700,133
Share-based payments reserve		12,594	12,775
Retained earnings		165,028	217,629
Equity attributable to Nevsun shareholders		880,177	930,537

Non-controlling interest		158,599	180,370
Total equity		1,038,776	1,110,907
Total liabilities and equity		$1,211,660	$1,309,162

Contingencies (note 11)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Comprehensive Income (Loss) Unaudited (Expressed in thousands of United States dollars, except per share amounts)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2017	2016	2017	2016
Revenues	7	$71,036	$22,920	$208,774	$194,518
Cost of sales
Operating expenses		(42,104)	(2,395)	(127,314)	(72,425)
Royalties		(3,402)	(2,271)	(13,324)	(9,514)
Depreciation and depletion	5	(15,987)	(712)	(42,239)	(27,196)
Impairment charges (reversals)	2	2,692	-	(67,043)	-
Operating income (loss)		12,235	17,542	(41,146)	85,383

Administrative expenses		(5,551)	(4,703)	(16,220)	(13,313)
Finance income		635	269	1,350	3,050
Finance costs		(486)	(444)	(1,458)	(1,458)
Share of loss from associate		-	-	-	(1,862)
Income (loss) before taxes		6,833	12,664	(57,474)	71,800

Income tax expense		(3,736)	(6,677)	(6,756)	(32,253)
Net income (loss) and comprehensive income (loss)		$3,097	$5,987	$(64,230)	$39,547

Net income (loss) and comprehensive income (loss) attributable to:
Nevsun shareholders		$(527)	$1,663	$(45,259)	$18,776
Non-controlling interest		3,624	4,324	(18,971)	20,771
		$3,097	$5,987	$(64,230)	$39,547

Earnings (loss) per share attributable to Nevsun shareholders:	6
Basic		$(0.00)	$0.01	$(0.15)	$0.08
Diluted		$(0.00)	$0.01	$(0.15)	$0.08

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Cash Flows Unaudited (Expressed in thousands of United States dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2017	2016	2017	2016
Operating activities
Net income (loss)		$3,097	$5,987	$(64,230)	$39,547
Items not involving the use (receipt) of cash
Depreciation and depletion	5	16,011	724	42,277	27,229
Impairment charges (reversals)	2	(2,692)	-	67,043	-
Share of loss from associate		-	-	-	1,862
Income tax expense		3,736	6,677	6,756	32,253
Share-based compensation	6	491	412	1,531	1,088
Interest income on due from non-controlling interest		-	-	-	(898)
Reversal of inventory obsolescence provisions		(664)	-	(312)	-
Other		142	265	428	1,253

		20,121	14,065	53,493	102,334
Changes in non-cash operating working capital
Accounts receivable and prepaids		(986)	1,662	(11,250)	(13,481)
Inventories		(5,794)	(1,586)	(2,742)	(4,664)
Accounts payable and accrued liabilities		(3,323)	1,173	6,557	3,415
Cash generated from operating activities		10,018	15,314	46,058	87,604
Income taxes paid		-	(5,000)	(18,794)	(21,626)

Net cash provided by operating activities		10,018	10,314	27,264	65,798
Investing activities
Acquisition of Reservoir Minerals Inc., net of cash received		-	(452)	-	(204,982)
Pre-commercial production sales receipts		-	21,290	-	21,290
Pre-commercial production costs capitalized		-	(35,758)	-	(42,744)
Expenditures on mineral properties, plant and equipment		(18,502)	(8,439)	(53,907)	(29,019)
Change in non-cash working capital related to investing activities		(4,914)	(1,515)	(2,559)	202

Net cash used in investing activities		(23,416)	(24,874)	(56,466)	(255,253)
Financing activities
Dividends paid to Nevsun shareholders		(2,742)	(7,993)	(16,067)	(23,978)
Distribution to non-controlling interest		(4,000)	-	(8,000)	(16,000)
Amounts repaid by non-controlling interest, including interest		-	-	5,000	12,500
Issuance of common shares, net of issue costs		-	-	245	158
Share issue costs related to dividend reinvestment program		-	(159)	-	(159)

Net cash used in financing activities		(6,742)	(8,152)	(18,822)	(27,479)
Decrease in cash and cash equivalents		(20,140)	(22,712)	(48,024)	(216,754)
Cash and cash equivalents, beginning of period		171,372	240,298	199,256	434,340
Cash and cash equivalents, end of period		$151,232	$217,586	$151,232	$217,586

Supplementary cash flow information (note 3)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Changes in Equity Unaudited (Expressed in thousands of United States dollars, except number of shares)

	Number of shares	Share capital	Share-based payments reserve	Retained earnings	Equity attributable to Nevsun shareholders	Non-controlling interest	Total equity
December 31, 2015	199,781,469	$407,945	$15,796	$245,580	$669,321	$160,379	$829,700

Shares issued on acquisition of Reservoir Minerals Inc.	99,870,330	287,033	-	-	287,033	-	287,033
BMSC mineral properties acquisition	-	-	-	-	-	15,052	15,052
Exercise of stock options	813,880	158	-	-	158	-	158
Transfer to share capital on exercise of stock options	-	3,169	(3,823)	-	(654)	-	(654)
Transfer on forfeiture of vested options	-	-	(255)	255	-	-	-
Share-based payments	-	-	1,010	-	1,010	-	1,010
Share issue costs related to dividend reinvestment program	-	(159)	-	-	(159)	-	(159)
Income for the period	-	-	-	18,776	18,776	20,771	39,547
Dividends declared	-	-	-	(28,007)	(28,007)	-	(28,007)
Distributions to non-controlling interest	-	-	-	-	-	(16,000)	(16,000)
Spending on Lower Zone commitment	-	-	-	-	-	401	401
September 30, 2016	300,465,679	$698,146	$12,728	$236,604	$947,478	$180,603	$1,128,081

December 31, 2016	301,322,891	$700,133	$12,775	$217,629	$930,537	$180,370	$1,110,907

Exercise of stock options	81,333	245	-	-	245	-	245
Transfer to share capital on exercise of stock options	-	107	(107)	-	-	-	-
Stock options reclassified to cash-settled units	-	-	(1,718)	1,718	-	-	-
Share-based payments	-	-	1,644	-	1,644	-	1,644
Shares issued as part of dividend reinvestment program	682,952	2,070	-	-	2,070	-	2,070
Loss for the period	-	-	-	(45,259)	(45,259)	(18,971)	(64,230)
Dividends declared	-	-	-	(9,060)	(9,060)	-	(9,060)
Distributions to non-controlling interest	-	-	-	-	-	(8,000)	(8,000)
Spending on Lower Zone commitment	-	-	-	-	-	5,200	5,200
September 30, 2017	302,087,176	$702,555	$12,594	$165,028	$880,177	$158,599	$1,038,776

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2017 and 2016

1.	Reporting entity and basis of presentation

(a)	Reporting entity

Nevsun Resources Ltd. (“Nevsun” or “the Company”) is a mid-tier diversified base metals company. The Company is incorporated and domiciled in Canada. These condensed consolidated interim financial statements (“interim financial statements”) of the Company as at and for the three and nine months ended September 30, 2017 include the accounts of the Company and its subsidiaries.

The Company’s two principal assets are its ownership interest in the Timok project, a copper-gold development project in Serbia (“Timok Project”), and its 60% owned Bisha Mine in Eritrea (owned via an Eritrean-registered corporation, Bisha Mining Share Company (“BMSC”)). The Company owns a 100% interest in the Upper Zone of the Timok Project and currently owns a 60.4% interest in the Lower Zone of the Timok Project with Freeport-McMoRan Inc. (“Freeport”) owning the remaining interest in the Lower Zone, which represents a non-controlling interest. Nevsun’s 40% partner in the Bisha Mine is the State-owned Eritrean National Mining Corporation (“ENAMCO”), which also represents a non-controlling interest.

(b)	Statement of compliance

These interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all the information required for a complete set of International Financial Reporting Standards (“IFRS”) financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2016.

These interim financial statements were authorized for issue by the Audit Committee of the Company’s Board of Directors on October 25, 2017.

(c)	Significant accounting policies

These interim financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements. Accordingly, they should be read in conjunction with the Company’s most recent annual financial statements.

(d)	Use of judgements and estimates

In preparing these interim financial statements, management has made judgements and estimates that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual amounts incurred by the Company may differ from these values.

The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2016.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2017 and 2016

1.	Reporting entity and basis of presentation (continued)

(e)	Changes in accounting standards

IFRS 9 – Financial Instruments

On January 1, 2018, the Company will adopt IFRS 9 – Financial Instruments, replacing IAS 39 – Financial Instruments. The new standard reflects the scope of IAS 39, and accordingly all financial instruments addressed within IAS 39 will be addressed by IFRS 9. IFRS 9 provides three different measurement categories for financial assets, while all financial liabilities are classified as subsequently measured at amortized cost. The category into which a financial asset is placed and the resultant accounting treatment is largely dependent on the nature of the business of the entity holding the financial asset. All financial instruments are initially recognized at fair value. The Company has conducted a preliminary analysis of the new standard and has concluded that implementation of the new standard will not have a material impact on the measurement of the Company’s financial instruments.

IFRS 15 – Revenue from Contracts with Customers

On January 1, 2018, the Company will adopt IFRS 15 – Revenue from Contracts with Customers, replacing IAS 18 – Revenue. The new standard will enact a methodology of recognizing revenue in line with the transfer of promised goods or services, and allocating revenue to separately identifiable goods or services contained within a contract. In order to facilitate this identification and allocation process, the new standard employs a five-step model with prescriptive steps and decision-making criteria. The Company has conducted a preliminary analysis of the new standard and the potential effects that its implementation will have on the Company’s financial reporting. The Company has concluded that implementation of the new standard will not have a material impact on the measurement of the Company’s revenue.

2.	Write down and indicator of impairment

The Company recorded a write down of $69,735 during the three months ended June 30, 2017 (three months ended June 30, 2016 – $nil) in connection with the revised Bisha life of mine plan. The write down is comprised of $58,817 related to long term ore stockpiles for material which is no longer expected to be processed in the life of mine plan and $10,918 related to equipment and related capital inventory for which there is no longer any useful life.

During the three months ended September 30, 2017, the Company undertook further test work on its difficult-to-treat primary ore (“Boundary” ore) stored in long-term stockpiles by processing small quantities of this material on a batch basis through the plant, utilizing new minerology identification, operating parameters and reagents customized for this ore characteristic. The plant trials did not attain any satisfactory recovery of copper into copper concentrates but did achieve high recoveries of zinc into zinc concentrates once both flotation circuits were employed. Despite these results, the Company is still uncertain if the metallurgical performance from these recent trials can be consistently replicated for the remaining ore in stockpiles. The Boundary stockpiles are not homogenous with known variations in grades and mineralogy and may have been subject to detrimental oxidation during surface stockpiling. As a result, the Company has made an impairment reversal of $2,692 (three months ended September 30, 2016 – $nil) for the original costs (prior to impairment) associated with the approximate 70,000 tonnes of Boundary ore successfully treated in Q3 2017. The reversal of $2,692 has been recognized in the computation of operating income. However, the Company has not yet reversed the remaining impairment charge of $49,065 relating to the existing Boundary material in stockpiles as additional metallurgical investigations and sampling are required in order to gain a better understanding of the ore composition and whether the stockpiles are economic to process at current metal prices.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2017 and 2016

2.	Write down and indicator of impairment (continued)

The Company also considered the reduction in the mine life as an indicator of impairment during the three months ended June 30, 2017. In accordance with the Company’s accounting policy, the Company completed an analysis of the recoverable amount of the Bisha cash generating unit (“CGU”) versus its carrying value. Management determined the recoverable amount exceeded the carrying value and accordingly no impairment was required. Determining the estimated fair value of the Bisha CGU required management to make estimates and assumptions with respect to future production levels including recovery rates and concentrate grades, operating and capital costs, long term metal prices and income taxes. Management used a market-based approach to value resources and exploration potential (commonly referred to as Value Beyond Proven and Probable (“VBPP”)). Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis.

The most sensitive assumptions in the Company’s model included long term prices for zinc and copper, zinc and copper recovery rates, and the consensus price per resource-pound applied to total resources in determining VBPP. For long term prices and VBPP, management looked to third party consensus estimates to support their judgement. For zinc and copper recoveries, management used its judgement based on current operating data and the mine plan.

3.	Supplemental cash information

	September 30,	December 31,
	2017	2016
Cash	$56,341	$56,014
Cash equivalents	94,891	143,242
Cash and cash equivalents	$151,232	$199,256

The Company maintains virtually all cash and cash equivalents in USD currency. Cash equivalents consist of short-term deposits that are accessible with 30 days’ notice.

Supplementary information for the statements of cash flows is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Non-cash investing and financing transactions
Shares issued as part of DRIP	$277	$-	$2,070	$-
Closure and reclamation increase (decrease) in mineral properties, plant and equipment	196	-	(609)	-
Mineral properties acquired by way of non-monetary transaction	-	-	-	37,630
Depreciation relieved from (added to) inventory	(2,981)	2,814	(1,038)	4,899
Depreciation included in impairment charge (reversal)	(145)	-	6,202	-

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2017 and 2016

4.	Inventories

	September 30, 2017	December 31, 2016
Materials and supplies	$53,103	$52,198
Work-in-progress	6,990	54,299
Finished goods – concentrates	16,801	17,729
Total inventories	$76,894	$124,226
Less: non-current portion of ore in stockpiles	-	(48,764)
Inventory recorded as a current asset	$76,894	$75,462

During the three months ended June 30, 2017, the Company recorded an impairment charge of $58,817 related to non-current ore in stockpiles (note 2), comprised of $51,757 of primary ore, $2,952 of oxide ore and $4,108 of pyrite sand ore. During the three months ended September 30, 2017, the Company recorded a reversal of impairment of $2,692 as a result of having successfully conducted plant processing trials on the primary ore stockpiles. The reversal of $2,692 was recognized in the computation of operating income (note 2).

The non-current portion of ore in stockpiles as at December 31, 2016 consisted of primary ore, oxide ore, pyrite sand ore and supergene ore of $40,975, $2,852, $4,174 and $763, respectively. Depreciation of $4,683 is included in work-in-progress and finished goods inventories at September 30, 2017 (December 31, 2016 – $9,992). Included in the write-down of ore in stockpiles during the three months ended June 30, 2017 was depreciation of $6,347. Included in the reversal of write-down of ore in stockpiles during the three months ended September 30, 2017 was depreciation of $145.

During the three and nine months ended September 30, 2017, the Company recorded charges of $1,393 and $1,745, respectively (three and nine months ended September 30, 2016 – $nil) to record provisions for slow-moving and obsolete materials and supplies inventory. As at September 30, 2017, the Company has materials and supplies inventory of $3,685 held for sale. This inventory has been written down to its estimated net realizable value. All inventories are located at the Bisha Mine.

5.	Mineral properties, plant and equipment

The Company’s properties are located in Serbia, Eritrea and Macedonia. The principal property in Serbia is the Brestovac – Metovnica exploration license, which hosts the Timok Project. The Company also holds as part of the Timok Project three additional exploration licenses. The Company holds eight additional exploration licenses in the Bor region of Serbia that form the Tilva Joint Venture with Rio Tinto Mining and Exploration Ltd. (“Rio Tinto”). All exploration expenditures on these eight exploration licenses are funded by Rio Tinto. The Company also holds seven additional 100%-owned exploration licenses in Serbia.

Properties in Macedonia include two exploration permits and the East and Southeast prospecting licenses.

The properties in Eritrea consist of two mining licenses, Bisha and Harena, and two exploration licenses, Tabakin and New Mogoraib. All properties are subject to a mining agreement with the Government of Eritrea. The Bisha mining license was granted in 2008 for an initial period of 20 years and the Harena mining license was granted in 2012 for an initial period of 10 years. Both licenses can be extended if required. The Tabakin exploration license was granted in 2016 for 10 years before land relinquishment requirements begin. The New Mogoraib license, also granted in 2016, is valid for three years with no relinquishments, followed by two one-year renewals with a 25% annual area reduction after year three.

Costs classified as mineral properties represent historic acquisition, exploration, evaluation and development costs at Bisha and Harena. Construction-in-progress at September 30, 2017, represents costs associated with the Bisha tailings facility expansion.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2017 and 2016

5.	Mineral properties, plant and equipment (continued)

During the three months ended June 30, 2017, the Company recorded an impairment charge of $10,918 related to plant and equipment and related inventory for which there is no longer any useful life (note 2).

As a result of the shorter Bisha Mine life announced during the three months ended September 30, 2017, the per-unit rate of depreciation for assets depreciated using the units of production method increased, effective July 1, 2017. Additionally, the Company conducted an analysis of the declining balance amortization rates used on its other fixed assets in order to ensure sufficient amortization is taken through to the end of the mine life. The analysis resulted in a decision to increase these rates effective July 1, 2017. As a result of these two changes, the Company expects that depreciation and amortization will be higher on a quarterly basis for the remainder of the mine life. As a result of these changes, during the three months ended September 30, 2017, before changes in inventory, the Company recorded incremental depreciation and amortization of $9,250.

As at September 30, 2017, the Company had commitments to purchase and unsettled obligations for property, plant and equipment of $9,900, mostly related to the expansion of the mobile mining fleet at the Bisha Mine.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2017 and 2016

5.	Mineral properties, plant and equipment (continued)

Nine months ended September 30, 2017	Exploration and evaluation	Construction- in-progress	Mineral properties	Plant and equipment	Total
Cost
December 31, 2016	$600,381	$308	$53,950	$535,372	$1,190,011
Additions
BMSC	6,222	6,137	2,977	3,585	18,921
Timok – Upper Zone	19,470	-	-	781	20,251
Timok – Lower Zone	13,212	-	-	-	13,212
Other	943	-	-	563	1,506
Transfers to inventory	-	-	-	(5,296)	(5,296)
Change in reclamation obligation	-	-	-	(609)	(609)
Impairment charge (note 2)	-	-	-	(29,621)	(29,621)
September 30, 2017	640,228	6,445	56,927	504,775	1,208,375
Accumulated depreciation
December 31, 2016	-	-	19,280	205,425	1,190,011
Charge for the period	-	-	2,572	40,416	42,988
Impairment charge (note 2)	-	-	-	(18,703)	(18,703)
September 30, 2017	-	-	21,852	227,138	248,990
Net book value September 30, 2017	$640,228	$6,445	$35,075	$277,637	$959,385

Nine months ended September 30, 2016	Exploration and evaluation	Construction- in-progress	Mineral properties	Plant and equipment	Total
Cost
December 31, 2015	$36,191	$64,906	$52,629	$431,863	$585,589
Acquisition of Reservoir Minerals Inc.	504,501	-	-	1,866	506,367
BMSC mineral property acquisition	37,630	-	-	-	37,630
Additions
BMSC	7,216	11,389	709	5,813	25,127
Timok – Upper Zone	2,785	-	-	-	2,785
Timok – Lower Zone	1,013	-	-	-	1,013
Other	350	-	-	-	350
Pre-commercial production costs capitalized, net	-	34,776	-	-	34,776
Disposals	-	-	-	(2,480)	(2,480)
Transfers to inventory	-	-	-	(1,317)	(1,317)
September 30, 2016	589,686	111,071	53,338	435,745	1,189,840
Accumulated depreciation
December 31, 2015	-	-	14,641	158,819	173,460
Charge for the period	-	-	3,437	37,211	40,648
Disposals	-	-	-	(1,723)	(1,723)
September 30, 2016	-	-	18,078	194,307	212,385
Net book value September 30, 2016	$589,686	$111,071	$35,260	$241,438	$977,455

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2017 and 2016

5.	Mineral properties, plant and equipment (continued)

For the nine months ended September 30, 2016, the Company capitalized $34,776 of testing costs directly attributable to bringing the Bisha zinc phase expansion plant to the condition necessary for it to be capable of operating in the manner intended by management. The $34,776 is comprised of $16,154 of net directly attributable costs incurred during the pre-commercial production period from June 3, 2016, to September 30, 2016, and $18,622 of stockpiled concentrate inventory which was sold in Q4 2016. The $16,154 of net capitalized costs consist of $28,107 of directly attributable commissioning costs, $8,515 of amortization and $822 of royalties, net of $21,290 of sales receipts.

6.	Share capital and reserves

(a)	Stock options

The three months ended September 30, 2017, included $491 (three months ended September 30, 2016 – $334) in share-based payment costs related to stock options, $477 of which are presented in administrative expenses (three months ended September 30, 2016 – $334) and $14 of which are presented in operating expenses (three months ended September 30, 2016 – $nil).

The nine months ended September 30, 2017 included $1,644 (nine months ended September 30, 2016 - $1,010) in share-based payment costs related to stock options, $1,616 of which are presented in administrative expenses (nine months ended September 30, 2016 – $1,010) and $28 of which are presented in operating expenses (nine months ended September 30, 2016 – $nil).

	Number of options	Weighted average exercise price (CAD)
Outstanding, December 31, 2016	9,068,765	$3.95
Granted	1,300,000	3.18
Exercised	(81,333)	3.96
Forfeited / cancelled	(2,074,999)	3.95
Outstanding, September 30, 2017	8,212,433	$3.83

The weighted average share price of the Company on the dates options were exercised in the nine months ended September 30, 2017, was CAD $4.44. The weighted average price of options exercisable at the end of the period was CAD $3.94.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2017 and 2016

6.	Share capital and reserves (continued)

(b)	Earnings (loss) per share

The calculation of earnings (loss) per share is based on the following data:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Net income (loss) attributable to Nevsun shareholders	$(527)	$1,663	$(45,259)	$18,776
Diluted net income (loss) attributable to Nevsun shareholders	$(527)	$1,663	$(45,259)	$18,776
Weighted average number of common shares outstanding for the purpose of basic earnings (loss) per share (000s)	302,075	300,170	301,943	236,066
Dilutive options and stock appreciation rights	-	640	-	683
Weighted average number of common shares outstanding for the purpose of diluted earnings (loss) per share (000s)	302,075	300,810	301,943	236,749
Earnings (loss) per share (in $)
Basic	$(0.00)	$0.01	$(0.15)	$0.12
Diluted	$(0.00)	$0.01	$(0.15)	$0.12

(c)	Dividends

During the nine months ended September 30, 2017, the Company declared three dividends of $0.01 per share for total declarations of $9,060. During the nine months ended September 30, 2016, the Company declared three dividends of $0.04 per share for total declarations of $28,007.

The Company has in place a Dividend Reinvestment Plan (“DRIP”) which allows shareholders to purchase additional common shares of the Company at a 3% discount to fair market value by reinvesting their cash dividends. For the Q1 2017 dividend, approximately 8% of common shareholders elected to participate in the DRIP. Accordingly, the Company paid dividends of $2,763 in cash and $256 in common shares (104,609 shares) in April 2017. For the Q2 2017 dividend, approximately 9% of common shareholders elected to participate in the DRIP. Accordingly, the Company paid dividends of $2,755 in cash and $265 in common shares (112,974 shares) in July 2017. For the Q3 2017 dividend, approximately 10% of common shareholders elected to participate in the DRIP. Accordingly, the Company paid dividends of $2,732 in cash and $289 in common shares (125,304 shares) in October 2017.

7.	Revenues

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Zinc concentrate sales	$62,228	$-	$169,786	$-
Zinc concentrate by-product sales	316	-	7,640	-
Copper concentrate sales	9,252	(181)	29,675	124,825
Copper concentrate by-product sales	2,447	131	8,311	20,026
Other	1,261	23,280	8,715	67,573
Zinc concentrate treatment charges	(2,863)	-	(10,445)	-
Copper concentrate treatment and refining charges	(1,605)	(310)	(4,908)	(17,906)
	$71,036	$22,920	$208,774	$194,518

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2017 and 2016

7.	Revenues (continued)

For the three and nine months ended September 30, 2017, zinc concentrate sales include upward (are net of downward) provisional and final pricing and physical quantity adjustments of $2,450 and $(74), respectively (three and nine months ended September 30, 2016 – $nil). For the three and nine months ended September 30, 2017, copper concentrate sales (are net of downward) include upward provisional and final pricing and physical quantity adjustments of $(227) and $459, respectively (three and nine months ended September 30, 2016 - $(1,857) and $277, respectively).

As at September 30, 2017, a 10% change to the underlying metals prices would result in a change in revenue and accounts receivable of $6,526, based on the total quantities of metals in sales contracts for which the provisional pricing periods were not yet closed. Provisional pricing periods are typically one to four months after the related sale.

Other revenue consists of stockpiled gold and silver bearing ore shipped directly to buyers.

8.	Financial instruments

The fair values of financial assets and financial liabilities approximate their carrying amounts in the condensed consolidated interim balance sheet.

Zinc and copper concentrates and direct shipment sales receivables of $5,007 (December 31, 2016 – $3,338) are carried at fair value as the receivables contain embedded derivatives due to the provisional pricing of these sales contracts. The receivables are measured using quoted forward market prices that correspond to the settlement date of the provisional pricing period for the estimated metals contained within the zinc and copper concentrates or direct shipment sales. There were no changes to the method of fair value measurement during the period.

9.	Segment information

Results of operating segments are reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segments and assess their performance.

The Company conducts its business in two principal operating segments: the development project in Europe (Timok Project, plus other assets) and the mining operations in Africa (BMSC). For segmented reporting purposes, the Company’s reportable operating segments are comprised of Europe, Africa, and all other business activities and operating segments that are not individually reportable (North America).

The principal products of the Company’s mining operations in Africa are copper and zinc concentrates, containing by-products of gold and silver. Cash and cash equivalents of $149,681 are located outside of Africa at September 30, 2017 (December 31, 2016 – $197,936). Information related to the reportable operating segments is as follows:

Total assets	September 30, 2017	December 31, 2016
Europe	$547,490	$539,304
Africa	537,328	609,683
North America	126,842	160,175
Total	1,211,660	1,309,162
Total liabilities	September 30, 2017	December 31, 2016
Europe	$5,913	$12,725
Africa	156,838	161,766
North America	10,133	23,764
Total	$172,884	$198,255

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2017 and 2016

9.	Segment information (continued)

	Revenues		Cost of sales		Net income (loss) attributable to Nevsun shareholders
	Three months ended September 30,
	2017	2016	2017	2016	2017	2016
Europe	$-	$-	$-	$-	$(58)	$(120)
Africa	71,036	22,920	61,493	5,378	5,435	6,489
North America	-	-	-	-	(5,904)	(4,706)
Total	$71,036	$22,920	$61,493	$5,378	$(527)	$1,663

	Revenues		Cost of sales		Net income (loss) attributable to Nevsun shareholders
	Nine months ended September 30,
	2017	2016	2017	2016	2017	2016
Europe	$-	$-	$-	$-	$(273)	$(126)
Africa	208,774	194,518	182,877	109,135	(28,456)	31,160
North America	-	-	-	-	(16,530)	(12,258)
Total	$208,774	$194,518	$182,877	$109,135	$(45,259)	$18,776

10.	Interest in subsidiary

The following table presents the financial position of the Company’s 60% owned consolidated subsidiary, Bisha Mining Share Company (BMSC), as at September 30, 2017 and December 31, 2016. The information is presented on a 100% basis.

	September 30,	December 31,
	2017	2016
Current assets	$133,967	$116,141
Non-current assets	403,361	493,542

Current liabilities	(57,120)	(57,102)
Non-current liabilities	(99,718)	(104,664)
Net assets	$380,490	$447,917
Net assets attributable to non-controlling interest	$152,197	$179,168

The following table presents the financial results of BMSC for the three and nine months ended September 30, 2017 and 2016, respectively:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Revenues	$71,036	$22,920	$208,774	$194,518
Net income and comprehensive income (loss)	9,058	10,813	(47,427)	51,931
Net income and comprehensive income (loss) attributable to non-controlling interest	$3,624	$4,324	$(18,971)	$20,771

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2017 and 2016

10.	Interest in subsidiary (continued)

The following table presents the summary cash flow information of BMSC for the three and nine months ended September 30, 2017 and 2016, respectively:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Net cash provided by operating activities	$20,909	$23,055	$48,083	$78,932
Net cash used in investing activities	(10,617)	(20,992)	(21,480)	(46,182)
Net cash used in financing activities	(10,000)	-	(20,000)	(40,000)
Increase (decrease) in cash and cash equivalents	$292	$2,063	$6,603	$(7,250)

The following table presents the financial position of the Company’s consolidated subsidiary, Rakita Exploration doo (“Rakita”), which holds the Timok Project, as at September 30, 2017 and December 31, 2016. The information is presented on a 100% basis.

	September 30,	December 31,
	2017	2016
Current assets	$4,065	$8,299
Non-current assets	540,290	528,659

Current liabilities	(5,039)	(11,849)
Non-current liabilities	(45,421)	(14,725)
Net assets	$493,895	$510,384
Net assets attributable to non-controlling interest	$6,402	$1,202

The following table presents the financial results of Rakita for the three and nine months ended September 30, 2017 and 2016, respectively:

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Net income (loss) and comprehensive income (loss)	$(190)	$(73)	$(183)	$(73)
Net income (loss) and comprehensive income (loss) attributable to non-controlling interest	-	-	-	-

The following table presents the summary cash flow information of Rakita for the three and nine months ended September 30, 2017 and 2016, respectively.

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Net cash provided by operating activities	$49	$-	$56	$-
Net cash used in investing activities	(10,928)	(2,357)	(35,317)	(2,357)
Net cash provided by financing activities	9,600	4,400	30,000	5,250
Increase (decrease) in cash and cash equivalents	$(1,279)	$2,043	$(5,261)	$2,043

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2017 and 2016

11.	Contingencies

(a)	Legal Claims

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations. As a result, no contingent liabilities have been recorded in these interim financial statements.

(b)	Contractual dispute with Canaccord

Canaccord Genuity Corp. (“Canaccord”) was an advisor to Reservoir Minerals Inc. (“Reservoir”) in connection with the Company’s transaction (the “Transaction”) to acquire Reservoir and all of its assets, including the Timok Project, in June 2016.

In March 2016, Canaccord and Reservoir entered into an advisory agreement to evaluate third party funding arrangements which related to the potential exercise by Reservoir of a right of first refusal (“ROFO”) under its joint venture agreement with Freeport. Canaccord was paid a fee of $1,000 for providing financial advisory services in connection with Reservoir’s exercise of the ROFO.

In early April 2016, Canaccord and Reservoir entered into a new advisory agreement regarding a potential acquisition of control of Reservoir (the “April Advisory Agreement”). Canaccord has filed a Notice of Claim in the British Columbia Supreme Court regarding the fees under the April Advisory Agreement. Canaccord initially demanded an advisory fee of CAD$11,658 (the “Transaction Fee”) and has subsequently increased its claim for a Transaction Fee to CAD$14,670, which would represent approximately 3.0% of the overall transaction value of approximately CAD$482,000, based on the closing price of the Company’s shares (CAD$4.70) on the last trading day prior to the date of announcement of the Transaction.

On September 12, 2016, Reservoir filed a Reply to the Notice of Claim to dispute the Transaction Fee demanded by Canaccord on the basis that, among other things, it is not determined in accordance with the terms of the April Advisory Agreement. Reservoir has paid to Canaccord the sum of CAD$6,047 (which includes a transaction fee of CAD$5,617 and a second fairness opinion fee of $100, taxes and expenses). Reservoir believes that this constitutes all fees that Canaccord is entitled under the April Advisory Agreement.

No provision has been recorded in these interim financial statements as the outcome of this claim is not determinable.